Filed Pursuant To Rule 433

Registration No. 333-209926

December 7, 2016

Michael Arone, CFA Chief Investment Strategist US SPDR Business David B. Mazza Head of ETF and Mutual Fund Research

2017 INVESTMENT Matthew Bartolini, CFA    Senior Research Strategist

OUTLOOK

The global political landscape experienced a seismic shift in 2016 that altered the picture for stocks and bonds. In positioning portfolios for 2017 and beyond:

Seek income opportunities beyond traditional sources, ensuring the yield is worth the risk

Consider investments in real assets to make portfolios more resilient to the growing risk of inflation

Look to mitigate headwinds from episodic volatility with an allocation to gold and lower risk multi-factor smart beta strategies

WELCOME TO THE “NEW ABNORMAL”

What Are You Worried About?

The top three concerns of the nearly 850 investment professionals who responded to our survey1 are what you might expect after a contentious election cycle and slow growth in 2016. However, the bottom three concerns should not be dismissed. If these idiosyncratic events come to fruition, it could pose real challenges to portfolios. These results underscore the need for diversification to mitigate the risks you anticipate, and the ones you don’t.

Top 3 Concerns

Increasing stock market volatility US profit and earnings growth slowdown

Political gridlock in Washington and the new administration

Bottom 3 Concerns

A “hard” Brexit

Increase in high yield issuer defaults

Chinese economic hard landing

Slow growth and low (even negative) interest rates have defined the global economy over the last few years. While aggressive monetary policy has been used to reignite growth and fend off disinflationary pressures, the economy has been stuck in low gear peddling uphill.

After years of underwhelming growth that benefited the wealthy but left far too many folks behind, frustrated voters chose what seemed unthinkable. First, the United Kingdom voted to leave the European Union. Then, the US elected an outsider, anti-establishment candidate as president. This surging populist sentiment has huge implications for the way forward and may have created a “New Abnormal.” We expect modest economic growth in 2017 as monetary policy gives way to fiscal policy and infrastructure spending in the US and potentially elsewhere. In the US, fiscal stimulus, infrastructure spending and tax reform are likely to boost growth and inflation in the short term. All this has longer-term fiscal implications in a world that already has too much debt and where the future remains uncertain.

TWO OVERARCHING QUESTIONS UNDERSCORE MARKET UNCERTAINTY

While there will be plenty to monitor and debate as the year unfolds, investors have the task of allocating capital for the future today. These investment decisions should be informed by answers to two big questions we see weighing heavily on investors’ minds:

Are Stocks Overvalued?

The short answer is maybe. The current price-to-book ratio (P/B) ranks in the 58th percentile of monthly P/B levels over the last 20 years (see Figure 1). US stocks are not cheap but they are not overly expensive relative to other time periods. However, this stands in stark contrast to other areas of the world, which are trading well below their median P/B, and their historical rank is in the bottom half percentile. Relative to the US, the rest of the world appears somewhat inexpensive. Of course, it’s also critical to determine whether these valuations are commensurate to the current rate of earnings. And while earnings are improving, they are not thundering along. The US is recovering from a five quarter earnings recession, and outside the US, the earnings picture is not that dissimilar. Prior to the positive earnings growth witnessed in the third quarter, stocks within the MSCI EAFE Index had posted four consecutive quarters of negative growth, with one quarter succumbing to a near 30 percent decline. Underscored by the US and EAFE, it’s clear that over the last year global growth has been uneven. But with most major markets reporting higher results as of late, it’s fair to assume earnings growth has been revived — however, it may be a result of coming off a lower bottom, and not from organic means.

Has There Been a Shift in Sentiment?

Yes, there has been a clear rotation of styles. Value has underperformed growth in six of the last seven years. Yet recently, with earnings growth stalled and stock valuations relatively high, inexpensive names have outpaced growth. With the ratio of value to growth above 1, this shift signals a clear risk-on tone by the market (see Figure 2). And that could continue if the Trump administration continues to strike a more pro-cyclical, pro-business tone.

Figure 1: Relative Global Valuations – Price to Book (P/B)

MSCI

Russell

MSCI

MSCI

MSCI Emerging

S&P 500

2000

EAFE

Japan

Europe

Markets

Index

Index

Index

Index

Index

Index

Current P/B

2.84

2.19

1.49

1.31

1.72

1.46

Current 20 Year

58

59

15

37

34

34

Percentile Rank

20 Year

2.80

2.12

1.92

1.51

1.88

1.54

Median P/B

Current %

1.4

3.3

-22.5

-13.3

-8.7

-5.1

Difference

from Median

Source: Bloomberg Finance L.P., State Street Global Advisors (SSGA) as of

11/22/2016.

Characteristics are as of the date indicated and should not be relied upon as current thereafter.

Figure 2: Value Over Growth Took a Sharp Turn

Ratio

1.12

1.08

1.04

1.00

0.96

0.92 Dec

Sep

June

Mar

Oct

2013

2014

2015

2016

2016

— Russell 1000 Value Index/ Russell 1000 Growth Index

Source: Bloomberg Finance L.P., State Street Global Advisors (SSGA)

as of 11/22/2016.

Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses.

Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income.

State Street Global Advisors

2017 Investment Outlook

2017 GLOBAL

MARKET FORECAST

At SSGA, our investment process combines quantitative models with fundamental judgment to identify opportunities. Although the picture for global stocks looks mixed, we remain overweight in our tactical asset allocation models with preference for the US over international exposures. We favor value over growth given the market’s more pro-risk stance post-election. In a still low rate environment, we prefer credit and high yield over government bonds. Within governments, we prefer Treasury Inflation

Protected Securities (TIPS) as we expect the US Federal Reserve (Fed) to hike rates twice in 2017 as inflation moves higher.

Figure 3: Forecasted Return (%) as of September 30, 2016

Asset Class    1 Year3-5 Year

    3.4

US Small Cap    6.7

US Large Cap    3.0

    6.2

    3.3

Global Developed Ex-US    6.4

Emerging Market Equities    6.0

    9.6

US High Yield    5.1

    4.4

US Investment Grade Bonds    2.0

    1.6

US Government Bonds    1.4

    0.9

Commodities    0.6

    5.7

Global Factors

Value Tilted    4.8

    8.0

Quality Tilted    3.9

    7.1

Equal Weighted    2.9

    6.1

Min. Variance    2.4

    5.6

0    246810

    %

Source: State Street Global Advisors (SSGA) Investment Solutions Group. The forecasted returns are based on

SSGA’s Investment Solutions Group’s September 30, 2016 forecasted returns and long-term standard deviations. The forecasted performance data is reported on a gross of fees basis. Additional fees, such as the advisory fee, would reduce the return. For example, if an annualized gross return of 10% was achieved over a 5-year period and a management fee of 1% per year was charged and deducted annually, then the resulting return would be reduced from 61% to 54%. The performance includes the reinvestment of dividends and other corporate earnings and is calculated in the local (or regional) currency presented. It does not take into consideration currency effects. The forecasted performance is not necessarily indicative of future performance, which could differ substantially. Please reference the disclosure page for the assumptions used by SSGA Investment

Solutions Group to create asset class forecasts.

MAJOR ASSET CLASS FORECASTS AND CURRENT POSITIONING[2]

US Equities
Overweight

Our forecasted return for US large-cap equities is 3% and we see some potential for upside. Therefore, we enter the year with an overweight position. After five consecutive quarters of negative earnings growth for the S&P 500, we expect growth to be modestly positive as we flip to 2017.

Fed interest rate increases should benefit financials, boosting interest margins. Materials and industrials could benefit from fiscal stimulus through potential new infrastructure spending.

International Equities
Underweight

Our 1-year forecast for developed equities outside the US is comparable to our US forecast at 3.3%. For our tactical positioning, we remain cautious towards international equities with underweight positions in both developed European and Asia Pacific regions. Our underweight to these regions in part reflects a perceived decline in the efficacy of monetary policy support in the Eurozone and Japan. Europe is also likely to see downside risk as the details of a negotiated UK exit from the EU begin to take shape.

Emerging Market Equities
Neutral

Our forecast for emerging market equities is 6% for 2017, based on a stronger growth outlook as both Russia and Brazil emerge from recession and as the negative impact of falling commodity prices has abated. We currently hold a neutral position in emerging market equities, with a look to go overweight in 2017 if improvement continues as valuations remain attractive.

Global Government Bonds
Neutral

Near record-low yields provide a poor starting point for global fixed income markets where an estimated $12 trillion[3] in securities carried negative yields at times in 2016. Without price appreciation from even lower yields, this asset class can only provide negative returns going forward.

Credit and High Yield
Overweight

We remain favorable on US Credit and High Yield with 1-year forecasts of 2% and 5.1%, respectively. We expect credit to continue to outperform government bonds as rates normalize, even as spreads tighten.

Commodities
Overweight

While oil has made an impressive comeback since the early 2016 lows, a continued supply glut and modest global growth will likely keep energy range-bound with a slight upward bias in 2017. We forecast precious metals, such as gold, to continue to do well given negative global interest rates and a gradual return to higher levels of inflation.

Factor Forecasts
Favor Value and Quality

Over a one- to three-year horizon, we look to see how cheap each factor is relative to its own history. Specifically, we focus on book/price spreads for each factor and relate that to their subsequent returns. Using these relationships, we forecast a value-tilted portfolio to have the highest return, followed by quality. Given the recent performance, our analysis points to the low volatility factor as near levels that would indicate it as expensive, and therefore, producing the lowest return out of the factors analyzed.

State Street Global Advisors 5

2017 Investment Outlook

THREE STRATEGIES FOR THE "NEW ABNORMAL"

Seek Income at a Reasonable Risk

Consider looking beyond traditional sources to structure fixed income allocations to provide diversification, stability, and income and pursue quality, not quantity of yield, with dividend-paying equities.

Over the last few years income generation has been a real challenge for investors. That will most likely continue, even as the US 10-Year Treasury yield spiked past 2 percent after the presidential election. Notably, this spike in yields sent traditional bonds into a downward spiral, with the Bloomberg Barclays US Aggregate Bond Index ("the Agg"), posting the worst two week period of returns since October 2008 when the financial crisis was unfolding. With investment professionals identifying protecting principal and income generation as two top considerations for constructing portfolios in 2017[1], it is fair to conclude that a major theme for 2017 will be looking for income at a reasonable level of risk.

Unfortunately, uber-accommodative polices have limited the income generating potential from traditional sources. Figure 4 depicts the current yield on a range of standard bond exposures from around the world and their 20 year average. In each case, the bond yield today is significantly lower than its own relative history.

Simply, return expectations (yields) for traditional bonds are still low, while risks remain high, as duration is extended. However, in such a late cycle environment investors should not "dash for trash" to find yield. Rating downgrades for corporate bonds surged to over 1,000 on the year by late November and high yield bond default rates are elevated.

So, if traditional bonds are risky and we are in a late cycle environment with rising rates and credit rating downgrades surpassing levels not seen since 2009, how should a bond portfolio be constructed?

We feel fixed income portfolios should be divided into three distinct buckets, aimed at three objectives — diversification, stability, and income, with the core of the portfolio providing all three — to arrive at a portfolio that can potentially provide income at a reasonable risk. Outside of the core, we favor floating over fixed, and while we are constructive on credit broadly for the income potential, investors may want to consider augmenting their credit allocation with senior loans. Loans may benefit more in an era of rising rates and elevated defaults than fixed rate high yield.

Implementation Ideas

TOTL SPDR® DoubleLine® Total Return Tactical ETF

SRLN SPDR Blackstone / GSO Senior Loan ETF

FLRN SPDR Bloomberg Barclays Investment Grade Floating Rate ETF

6

Figure 4: Yields are Still Low Relative to History

%

    5.055.18

5

    4.35

    3.94

4     3.383.303.203.29

3     2.282.48

2

1.26    1.07

1     0.28

0.01

0    Japanese GermanBloomberg BarclaysUS 10 YearBloomberg BarclaysBloomberg BarclaysBloomberg Barclays

Government    10 Year BondGlobal AggregateTreasuryUS AggregateUS Credit IndexUS Corporate

10 Year Bond    Bond IndexBond IndexBond Index

n Current as of Nov. 17, 2016    20 Year Average

Source: Bloomberg Finance L.P., State Street Global Advisors (SSGA) as of 11/17/2016.

Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Performance of an index is not illustrative of any particular investment. It is not possible to invest directly in an index.

It’s also important to consider how to generate income from    Figure 5: S&P 500 Firms Leverage Increasing,

equities. However rather than simply buying the highest    as are Payouts

yielders, it is worth examining one interesting trend for income

generation from broad based equity exposures: the payout ratio    Net Debt/EBITDA Per Share Payout Ratio

for S&P 500 firms has increased in a linear like fashion, almost    5.8 170

matching the amount of leverage in the system, as evident by    4.8 140

the increase in Net Debt to EBITDA (see Figure 5). Payouts

are 20 percent higher than their 20 year average, and are    3.8 110

now potentially being financed by firms taking on more debt

— a toxic cocktail if there ever was one.     2.880

For investors searching to add a portion of income generation    1.8 50

to their equity bucket, dividend-paying stocks are one potential

solution. But, a thoughtful approach is warranted. If income at    0.8 Nov NovOctOctNov20

a reasonable risk is a key consideration, investors should place    1996 2001200620112016

a higher emphasis on the quality and not quantity of yield. The    — Net Debt/EBITDA Per Share — Dividend Payout Ratio — Payout Ratio (Average)

focus should be on dividend growers and not the highest

yielders in the market, as that yield may be here today but    Source: Bloomberg Finance L.P., State Street Global Advisors (SSGA) as of

gone tomorrow.     11/18/2016.

    Past performance is not a guarantee of future results.

Implementation Ideas

SDY SPDR S&P Dividend ETF

    State Street Global Advisors 7

2017 Investment Outlook

Position for a Reflationary Environment

Consider moving beyond TIPS and invest in real assets to make portfolios more resilient to the growing risk of inflation.

Inflation has begun to awaken in the post-election world, fueled    Therefore, for investors seeking to harness these inflationary

by a pledge by President-elect Trump to increase fiscal spending    trends, carving out a portion of an equity allocation for global

with improvements to America’s crumbling infrastructure.    natural resources stocks may warrant consideration.

These plans have fueled expectations of supply side inflation,

or rather an increase in prices of production inputs to build    Figure 6: Natural Resources, a Potential ‘Natural’

these bridges, roads, and airports. Stocks of companies in    Play on Higher Inflation Expectations

natural resources industries, such as industrial materials,

agricultural and energy, can potentially help investors mitigate    Index Level Breakeven Rate (%)

supply side inflation, as they may directly benefit from    4500 3.0

increases in the underlying prices.    4000 2.6

As shown in Figure 6, a basket of global natural resources

stocks has moved similar to inflation expectations. Over the last    3500 2.2

five years, global natural resources stocks have shown a higher

beta (0.61) sensitivity to movements in breakeven rates than    3000 1.8

standard market cap weighted core global benchmarks like    2500 1.4

the MSCI World Index (0.34).

    2000 DecMaySepFebJunNov 1.0

    200920112012201420152016

Implementation Ideas    — S&P Global Natural Resources Index — US 10 Year Breakeven Rate (%)

GNR    SPDR S&P Global Natural Resources ETF Source: Bloomberg Finance L.P., State Street Global Advisors (SSGA) as of

    11/14/2016.

RLY    SPDR SSGA Multi-Asset Real Return ETF Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income.

Harness Other Potential Trump Trends With Sector-based Solutions

Beyond the reflationary trade, which received a shot in the arm after Trump won the election, there are three additional trends that may emerge under a Trump administration:

Rising Interest Rates and Reduced Regulation.    Rising Oil Prices. Trump campaigned on a pro-energy

Banks may stand to benefit from an uptick in lending rates    platform that included the desire to finish the Keystone

and reduction of post-crisis era regulatory reform.    XL pipeline. That, along with the recent OPEC cuts, may

Consider the SPDR S&P Regional Banking ETF (KRE).    act as a tailwind to energy prices and producers.

    Consider the SPDR S&P Oil & Gas Exploration

Increased Infrastructure and Defense Spending.    & Production ETF (XOP).

President- elect Trump has a pro-defense and infrastructure

spending agenda that aims to spend $1 trillion and overhaul

the US’s cyber security systems.

Consider the SPDR S&P Aerospace & Defense ETF (XAR).

Look to Mitigate Headwinds From Episodic Volatility

Consider an allocation to gold, which has a low historical correlation to stocks and bonds,[4] and lower risk multi-factor smart beta strategies.

Over the last five years the average level of the CBOE VIX Index has been well below the long-term average of 19.7. With low levels of the VIX, it may be fair to conclude that this is a low volatility environment. However, an alternative measure of market sentiment on volatility, the CBOE SKEW Index — otherwise known as the Black Swan Index — presents a strikingly different picture.

The CBOE SKEW Index uses out-of-the-money options to calculate a barometer for the probability of a tail risk event. This contrasts with the VIX, which uses a wide range of options, including at-the-money options to estimate implied volatility. Figure 7 illustrates that this index has been elevated, even as the VIX has been contained to the mid- to high teens. With this, it is apparent that investors are willing to pay "up" in order to hedge tail risk, and remain on edge.

Divergent levels of the VIX and SKEW indices have been observed historically. The last time was from 2004 to the summer of 2007, when investor concern about high levels of leverage in the economy materialized. Markets subsequently corrected in 2008, marking the end of the US housing market bubble and the start of the global financial crisis.

Against this backdrop of continued uncertainty, what tools are available for investors seeking to protect portfolios, but still participate in market gains?

As the Nobel Prize-winning economist Harry Markowitz advised, "Diversification is the only free lunch." With that in mind, investors may consider diversifying their portfolios by including a position to gold, which has a low historical correlation to traditional stocks and bonds. Gold has a 0.02 correlation to stocks and a 0.12 correlation to bonds over the last 25 years.

Figure 7: The Divergence of Volatility


VIX Index
Skew Index
65
50
35
20
5
148
136
124
112
100
Oct 1996
Sep 2001
Aug 2006
Jul 2011
Nov 2016
CBOE VIX Index
CBOE SKEW Index

Source: Bloomberg Finance L.P., State Street Global Advisors (SSGA) as of 11/10/2016. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income.

With uncertainty high, some investors rushed into low volatility strategies, only to underperform as the market reached new highs. Single factors can be cyclical, but mitigating volatility is important in such interesting times. As discussed, however, our analysis points to the low volatility factors as being somewhat rich. Therefore, investors should look beyond single-factor low volatility strategies to consider equity allocations that seek to minimize volatility, as well as contain other factors — like value and quality — for a more balanced and diversified exposure. This approach may reduce risk and provide a lower beta, while maintaining better upside capture than single factor low volatility strategies.

Implementation Ideas

GLD® SPDR Gold Shares

QUS SPDR MSCI USA StrategicFactors℠ ETF

QEFA SPDR MSCI EAFE StrategicFactors℠ ETF

QEMM SPDR MSCI Emerging Markets StrategicFactors℠ ETF

State Street Global Advisors 9

2017 Investment Outlook

SEEKING NORMALCY IN THE "NEW ABNORMAL"

If 2016 has taught us anything, it is that the world is complex and unpredictable. Given that we see 2017 as a year that will continue to be punctuated by significant political and economic change, investors need to consider how best to position their portfolios to protect from the emerging risks of uncertain bond markets, higher inflation expectations and potential headwinds from additional populist movements to take advantage of new opportunities.

Seek Income at a Reasonable Risk

Consider looking beyond traditional sources to structure fixed income allocations to provide diversification, stability, and income and pursue quality, not quantity of yield, with dividend-paying equities.

	EXPENSE RATIO (%)	
	Gross	Net
TOTL SPDR® DoubleLine® Total Return Tactical ETF	0.65	0.55
SRLN SPDR Blackstone / GSO Senior Loan ETF	0.70	0.70
FLRN SPDR Bloomberg Barclays Investment Grade Floating Rate ETF	0.15	0.15
SDY SPDR S&P Dividend ETF	0.35	0.35

Position for a Reflationary Environment

Move beyond TIPS and invest in real assets to make portfolios more resilient to the growing risk of inflation.

	EXPENSE RATIO (%)	
	Gross	Net
GNR SPDR S&P Global Natural Resources ETF	0.40	0.40
RLY SPDR SSGA Multi-Asset Real Return ETF	0.70	0.70

Mitigate Headwinds From Episodic Volatility

Consider an allocation to gold, which has a low historical correlation to stocks and bonds, and lower risk multi-factor smart beta strategies.

	EXPENSE RATIO (%)	
	Gross	Net
GLD SPDR Gold Shares	0.40	0.40
QUS SPDR MSCI USA StrategicFactors℠ ETF	0.15	0.15
QEFA SPDR MSCI EAFE StrategicFactors℠ ETF	0.30	0.30
QEMM SPDR MSCI Emerging Markets StrategicFactors℠ ETF	0.30	0.30

Net Expense Ratio: Some of the funds listed may have current fee agreements in place that reduces fund expenses and if removed or modified will result in higher expense ratios. Complete details regarding expirations and contractual or voluntary nature of such reductions can be found in each fund's prospectus.

10

Glossary

At the money A situation where an option’s strike price is identical to the price of the underlying security. Both call and put options are simultaneously at the money. Beta Measures the volatility of a security or portfolio in relation to the market, with the broad market usually measured by the S&P 500 Index. A beta of 1 indicates the security will move with the market. A beta of 1.3 means the security is expected to be 30% more volatile than the market, while a beta of 0.8 means the security is expected to be 20% less volatile than the market.

Bloomberg Barclays U.S. Aggregate Bond Index A benchmark that provides a measure of the performance of the US dollar denominated investment grade bond market, which includes investment grade government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly for sale in the US.

Bloomberg Barclays U.S. Corporate High Yield Bond Index A benchmark that measures the US corporate market of non-investment grade, fixed-rate corporate bonds. Securities are classified as high yield if the middle rating of Moody’s, Fitch, and S&P is Ba1/BB+/BB+ or below.

Bloomberg Barclays U.S. Corporate Investment Grade Bond Index

A benchmark consisting of publicly issued U.S. Corporate and specified foreign debentures and secured notes that are rated investment grade (Baa3/BBB- or higher) by at least two ratings agencies, have at least one year to final maturity and have at least $250 million par amount outstanding. To qualify, bonds must be SEC-registered.

Bloomberg Barclays U.S. Dollar Floating Rate Note < 5 Years Index A benchmark consisting of debt instruments that pay a variable coupon rate, most of which are based on 3-month LIBOR, and have a fixed spread. The index may include

US-registered, dollar-denominated bonds of non-US corporations, governments and supranational entities.

Bloomberg Barclays U.S. Treasury Index An index that covers the entire U.S. government bond market by containing U.S. Treasuries with maturities ranging from 1 to 30 years.

CBOE Volatility Index (VIX) A measure of market expectations of near-term volatility conveyed by S&P 500 stock index option prices.

CBOE SKEW Index A benchmark designed to measure the perceived risk of extreme negative moves —often referred to as “tail risk” or a “black swan” event in

US equity markets. SKEW values, which are calculated from weighted strips of out-of-the-money S&P 500 options, rise to higher levels as investors become more fearful of a “black swan” event — an unexpected event of large magnitude and consequence. SKEW typically ranges from 100 to 150.

Correlation The historical tendency of two investments to move together. Investors often combine investments with low correlations to diversify portfolios. Credit Risk The potential for an investment loss based on the borrower’s inability to repay a loan or meet other obligations. Credit risk is typically measured by credit ratings maintained by credit ratings agencies such as S&P, Moody’s and Fitch. Currency-Hedged Funds An investment fund with a financial contract that allows the fund’s currency exposure to be hedged from fluctuations of foreign currencies. Duration A commonly used measure, expressed in years, that measures a portfolio’s sensitivity to changes in interest rates.

1 A total of 839 investment professionals completed State Street Global Advisors’ online year-end survey, the goal of which was to determine the investment concerns and client portfolio considerations that were top of mind for investment professionals. They survey was fielded in November 2016. Respondents represented a variety of investment professional segments holding a wide range of assets under management.

2 Source: SSGA’s Investment Solutions Group, September 30, 2016.

3 Source: Bloomberg Finance L.P.

4 The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Gold’s correlation to the S&P 500 Index, the Bloomberg Barclays US Aggregate Index and Bloomberg Commodity Index is -0.01, 0.19 and 0.44, respectively. Index returns reflect capital gains and losses, income, and the reinvestment of dividends. Diversification does not ensure a profit or guarantee against loss. Source: Bloomberg and SSGA, as of 12/31/2015.

EBITDA A measure of net income with interest, taxes, depreciation, and amortization added back to it. It can be used to analyze and compare profitability between companies and industries because it eliminates the effects of financing and accounting decisions.

Growth In style investing, a strategy that focuses on companies that have the potential to grow their earnings at a high rate.

Factor Premia The historical outperformance of factors (such as momentum and yield) versus market-cap-weighted indices.

High-Yield Corporate Bonds Corporate debt with generally lower credit ratings and higher yields than investment grade corporate bonds.

MSCI EAFE Index An equities benchmark that captures large- and mid-cap representation across developed market countries around the world, excludingthe

US and Canada.

MSCI Emerging Markets Index An equity benchmark that captures large and mid-cap representation across 23 emerging markets countries. With 834 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

MSCI Europe Index A benchmark capturing large- and mid-cap representation across 15 developed market countries in Europe.

MSCI Japan Index A benchmark designed to measure the performance of the large- and mid-cap segments of the Japanese equity market.

Price-to-Earnings Multiples, or P/E Ratio A valuation metric that uses the ratio of the company’s current stock price versus its earnings per share.

Russell 1000 Growth Index A benchmark of U.S. mid- and large-cap stocks that have growth style characteristics. It is a subset of the Russell 1000 Index, which is comprised of the 1,000 largest US stocks by market capitalization.

Russell 1000 Value Index A benchmark of U.S. mid- and large-cap stocks that have value style characteristics. It is a subset of the Russell 1000 Index, which is comprised of the 1,000 largest US stocks by market capitalization.

Russell 2000 Index A benchmark that measures the performance of the small-cap segment of the U.S. equity universe.

S&P 500 Index A popular benchmark for U.S. large-cap equities that includes

500 companies from leading industries and captures approximately 80% coverage of available market capitalization.

Smart Beta Smart beta defines a set of investment strategies that emphasize the use of alternative index construction rules to traditional market capitalization based indices.

Treasury Inflation Protected Securities (TIPS) A Treasury security that is indexed to inflation in order to protect investors from the negative effects of inflation. TIPS are considered an extremely low-risk investment since they are backed by the U.S. government and because the par value rises with inflation, as measured by the Consumer Price Index, while the interest rate remains fixed.

Value One of the basic elements of “style”-focused investing that focuses on companies that may be priced below intrinsic value. The most commonly used methodology to assess value is by examining price-to-book (P/B) ratios, which compare a company’s total market value with its assessed book value.

Forecast assumptions

For Fixed Income: Our return forecasts for fixed income derive from current yield conditions together with expectations as to how real and nominal yield curves could evolve relative to historical averages. For corporate bonds, we also analyze credit spreads and their term structures, with separate assessments of investment-grade and high-yield bonds.

For Equities: Our long-term equity forecasts begin with expectations for developed market large capitalization stocks. The foundation for these forecasts are estimates of real return potential, derived from current dividend yields, forecast real earnings growth rates, and potential for expansion or contraction of valuation multiples. Our forecasting method incorporates long run estimates of potential economic growth based on forecast labor and capital inputs to estimate real earning growth.

For Factor Returns: Over a one to three-year forecast horizon, we look to see how cheap each factor is relative to its own history. Specifically, we focus on book/price spreads for each factor and relate that to their subsequent returns. We find that valuation ratios are useful for forecasting market returns.

For Commodities: Our long-term commodity forecast is based on the level of world GDP, as a proxy for consumption demand, as well as on our inflation outlook.

Additional factors affecting the returns to a commodities investor include how commodities are held (e.g. physically, synthetically, or via futures) and the various construction methodologies of different commodity benchmarks.

State Street Global Advisors 11

The Research views Team expressed through in this the period material ended are the November views of 30, the 2016 SPDR and ETFs are and subject SSGA to Funds change statements based that on may market be deemed and other forward-looking conditions. This statements. document contains Please note certain that any developments such statements may are differ not guarantees materially from of any those future projected. performance and actual results or The be relied information on as such. provided It should does not not be constitute considered investment a solicitation advice to and buy or it should an offer not to sell a objectives, security. strategies, It does not tax take status into or account investment any horizon. investor’s You particular should consult investment your tax Actively and financial managed advisor. funds do not seek to replicate the performance of a specified index. fund An actively is not appropriate managed fund for may all investors underperform and is its not benchmark. intended to An be investment a complete in the investors investment may program. receive Investing little or no in return the fund on involves the investment risks, including or that investors the risk that may lose part Investments or even in asset all of backed the investment. and mortgage backed securities are subject to prepayment environment risk and which increases can limit the potential the potential for loss for in gain a rising during interest a declining rate interest environment. rate interest Bonds generally rate risk present (as interest less rates short-term rise, bond risk and prices volatility usually than fall); stocks, issuer but default contain risk; issuer for longer-term credit risk; securities. liquidity risk; Any and fixed inflation income risk. security These sold effects or redeemed are usually prior pronounced to While maturity the may shares be subject of ETFs to are a substantial tradable on gain secondary or loss. markets, they may not readily trade market in stress. all market conditions and may trade at significant discounts in periods of Because diversified of funds their narrow and generally focus, result sector in funds greater tend price to be fluctuations more volatile than than the broadly A overall market. “value” style of investing emphasizes undervalued companies with characteristics for valuations improved never valuations. improve This or that style the of returns investing on is “value” subject equity to the securities risk that the are less than returns Although subject on other to the styles risks of of investing common or stocks, the overall low volatility stock market. stocks are seen as having low volatility a lower stocks risk profile may not than produce the overall investment markets. exposure However, that a fund has lower that invests variability in to A “quality” changes in style such of stocks’ investing price emphasizes levels. companies with high returns, stable earnings, the past performance and low financial of these leverage. companies This investing does not style continue is subject or that to the the returns risk that on “quality” overall stock equity market. securities are less than returns on other investing styles or the ETFs may trade trade at like prices stocks, above are or subject below to the investment ETFs net risk, asset fluctuate value. Brokerage in market commissions value and and Passively ETF expenses managed will funds reduce invest returns. by sampling the index, holding a range of securities that, other in the characteristics. aggregate, This approximates may cause the the full fund Index to experience in terms of tracking key risk errors factors relative and Diversification to performance does of the not index. ensure a profit or guarantee against loss.

Equity and economic securities conditions. are volatile and can decline significantly in response to broad market Foreign environmental, (non-U. S. credit ) Securities and information may be subject risks. Foreign to greater securities political, may economic, be subject to liquidity. higher volatility These risks than are U.S. magnified securities, in due emerging to varying markets. degrees of regulation and limited Securities rates do not with keep floating pace with or variable comparable interest market rates interest may decline rates. in Narrowly value if their focused coupon or asset investments class typically risk. The exhibit Fund ishigher subject volatility to credit and risk, are which subject refers to greater to the geographic possibility Investing that the debt in issuers commodities will not entails be able to significant make principal risk and and interest is not appropriate payments. for

Important all investors. Information Relating to SPDR Gold Shares Trust:

The SPDR Gold Shares Trust (“GLD®”) has filed a registration statement (“SEC”) (including for a the prospectus) offering to with which the this Securities communication and Exchange relates. Commission Before you other invest, documents you should GLD read has the filed prospectus with the in SEC that for registration more complete statement information and about visiting GLD EDGAR and this on the offering. SEC website You may at get www. these sec. documents gov or by visiting for free www. by spdrgoldshares.com. Alternatively, the Trust or any authorized participant

will 1-866-320-4053. arrange to send    you the prospectus if you request it by calling

1940 GLD is (the not “1940 an investment Act”) and company is not subject registered to regulation under the under Investment the Commodity Company Exchange Act of

Act protections of 1936 associated (the “CEA”) with . As a ownership result, shareholders of shares in of an the investment Trust do not company have the

GLD registered shares under trade the like 1940 stocks, Act are or the subject protections to investment afforded risk by and the will CEA. fluctuate in by GLD market value. (less its The expenses), value of GLD and fluctuations shares relates in the directly price to of the gold value could of materially the gold held and shares, adversely which affect trade an investment at market price, in the may shares. be more The price or less received than the upon value the of sale the gold of the gold represented to pay for by its them. ongoing GLD expenses, does not generate the amount any of income, gold represented and as GLD by regularly each Share sells will investment decline in over GLD. time. Please Investing see the involves GLD prospectus risk, and you for could a detailed lose money discussion on an of the risks For more of investing information: in GLD State shares. Street Global Markets, LLC, One Lincoln Street, Boston,

When MA, 02111. this document 866.320.4053 is distributed spdrgoldshares. electronically, com the GLD prospectus is available The by clicking values here. of debt securities may decrease as a result of many factors, including, by way perceived of example, inability or general unwillingness market fluctuations; of issuers, guarantors increases or in liquidity interest providers rates; actual to or and make prepayments scheduled principal of principal, or interest which payments; often must illiquidity be reinvested in debt in securities obligations markets; paying interest Increase at in lower real interest rates. rates can cause the price of inflation-protected debt can be securities unpredictable. to decrease. Interest payments on inflation-protected debt securities Government price fluctuations bonds than and stocks, corporate but bonds provide generally lower potential have more long-term moderate returns. short-term Non-diversified be more volatile funds than diversified that focus funds on a relatively and the market small number as a whole. of securities tend to Credit Investments risk refers in Senior to the Loans possibility are subject that the to borrower credit risk of and a Senior general Loan investment will be unable risk. obligation. and/or unwilling Default to in make the payment timely interest of interest payments or principal and/or on repay a Senior the principal Loan will on result its in value a reduction of the Portfolio’s in the value investments of the Senior and Loan a potential and consequently decrease in athe reduction net asset in value the (“NAV”) Investing of in the high Portfolio. yield securities, otherwise known as “junk bonds”, is considered speculative investment grade and involves fixed income greater securities. risk of loss These of principal lower-quality and interest debt securities than investing involve in greater the issuer. risk of default or price changes due to potential changes in the credit quality of The respective trademarks owners. and Third service party marks data referenced providers make herein no are warranties the property or representations of their of no any liability kind for relating damages to the of accuracy, any kind relating completeness to the use or timeliness of such data. of the data and have

DoubleLine® is a registered trademark of DoubleLine Capital LP.

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& DoubleLine behalf of the advisor. Capital SSGA LP as the Funds sub-advisor. Management GSO has Capital retained Partners GSO and Capital DoubleLine Partners Capital Before LP investing, are not affiliated consider with State the funds’ Street Global investment Markets, objectives, LLC. risks, charges prospectus which and contains expenses. this To obtain and other a prospectus information, or call summary

1-866-787-2257 or visit spdrs.com. Read it carefully.

© 2016 State Street Corporation. All Rights Reserved.

ID8199-IBG-22105 1116 Exp. Date: 12/31/2017

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.